SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954 (212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-3352	E-MAIL ADDRESS KWALLACH@STBLAW.COM

April 7, 2014

VIA EDGAR

Re:	K2M Group Holdings, Inc.
Registration Statement on Form S-1
Filed March 13, 2014
File No. 333-194550
CIK No. 1499807

Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of K2M Group Holdings, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comment letter, dated April 2, 2014 (the “Comment Letter”) and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	April 7, 2014

Overview, page 1

1.	We note your response to prior comment 2 and the materials you provided in support for the performance claims contained in the sixth bullet point under the heading “Our Products.” Based on the materials provided, it is not clear how your statements concerning insertion speed and pull-out strength are based on independent objective support. Accordingly, please provide us with independent objective support for both performance claims or, alternatively, revise the section to indicate, if true, that these claims are based on internal testing.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 88 and 102 of the Registration Statement accordingly.

The Offering, page 7

2.	We note your revised disclosures on pages 58 and 133 in response to prior comments 14 and 35. Please revise the summary to highlight the amount of proceeds that will be used to pay dividends to and repay debt held by your affiliates.

In response to the Staff’s comment, the Company has revised its disclosure on page 7 of the Registration Statement accordingly.

Out total assets include substantial amounts of goodwill and intangible assets, page 22

3.	We note your revisions in response to prior comment 11. To illustrate the risk to investors, please further revise to quantify the portion of your total assets that goodwill and intangible assets comprise.

In response to the Staff’s comment, the Company has revised its disclosure on page 22 of the Registration Statement accordingly.

Revenue, page 70

4.	We note your revised disclosures in response to prior comment 17. To the extent practicable, please revise the final sentence on page 70 to quantity each of the offsetting factors that you cite, or advise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 70 and 71 of the Registration Statement accordingly.

Broad Global Distribution Network, page 96

5.	We note your revised disclosures in response to prior comment 6. Please revise to describe briefly the material terms of your distribution arrangements. Also indicate whether these arrangements are exclusive or non-exclusive.

In response to the Staff’s comment, the Company has revised its disclosure on page 96 of the Registration Statement accordingly.

Securities and Exchange Commission	April 7, 2014

Intellectual Property, page 106

6.	We note your revised disclosures in response to prior comment 27. Please revise your disclosure concerning the licenses to identify the date of each applicable last-to-expire patent.

In response to the Staff’s comment, the Company has revised its disclosure on pages 106 and 107 of the Registration Statement accordingly.

Underwriting, page 148

7.	We note your revised disclosures concerning the directed share program. Please revise to disclose whether the shares will be subject to lock-up agreements and, if so, briefly describe those agreements. Please also disclose the proposed sale to WCAS and other related persons, as applicable, pursuant to Regulation S-K, Item 404, or advise.

In response to the first part of the Staff’s comment, the Company has revised its disclosure on pages 53, 145 and 150 of the Registration Statement accordingly.

In response to the second part of the Staff’s comment, the Company has revised its disclosure on page 134 of the Registration Statement accordingly.

* * * * * * *

Please do not hesitate to call Ken Wallach at (212) 455-3352 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Eric Atallah
Lynn Dicker
Joseph McCann
Mary Beth Breslin

K2M Group Holdings, Inc.
Eric D. Major
Gregory S. Cole
Luke Miller

Latham & Watkins LLP
Rachel Sheridan
Jason M. Licht

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